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                               May 9, 2024

       Emanuele Filiberto di Savoia
       Chief Executive Officer
       The RoyaLand Company Ltd.
       Clarendon House, 2 Church Street
       Hamilton, Pembroke, HM11
       Bermuda

                                                        Re: The RoyaLand
Company Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed April 26,
2024
                                                            File No. 333-273097

       Dear Emanuele Filiberto di Savoia:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Risk Factors, page 14

   1. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities
of your executive officers. Specify the amount of time they will devote to your business
activities and the nature of any material conflicts of interest that may exist as a result
of them working for your company on a part-time basis.
 Emanuele Filiberto di Savoia
FirstName  LastNameEmanuele
The RoyaLand   Company Ltd. Filiberto di Savoia
Comapany
May  9, 2024NameThe RoyaLand Company Ltd.
May 9,
Page 2 2024 Page 2
FirstName LastName
       Please contact Dave Edgar at 202-551-3459 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Louis Bevilacqua